UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of March 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On March 2, 2023, P.V. Nano Cell Ltd. (the “Company”) appointed Avi Magid and Keinan Maman to serve on the Company’s Board of Directors (hereinafter the “Board”), as directors with such appointment to become effective as of March 2, 2023 for Avi Magid and March 6, 2023 for Keinan Maman, pending the completion of the necessary appointment procedures. Avi Magid shall continue serving as the Company’s Chief Executive Officer. Keinan Maman was also appointed as member of the Audit Committee of the Board of Directors. Mr. Keinan replaces Mr. David Boas, who resigned from the Board of Directors effective as of January 1, 2023, as previously reported (see the Form 6-K filed on January 4, 2023). Mr. Maman (and previously Mr. Boas) were nominated by the investor group who participated in the previously announced $3.0 million private placement of Company securities, pursuant to the right granted to them in connection with the private placement. Mr. Keinan was appointed to serve as a Class II director, until the annual general meeting of shareholders of the Company to be held in 2024.

Mr. Keinan Maman, age 46, is an experienced executive with proven track record in financial and business performance optimization. Since 2022, he has been serving as CFO of Keshet-Teamim, an Israeli supermarket chain. Prior to this position, from 2019 to 2022 he served as CFO of Fibernet, an Israeli company which designs, develops and implements cybersecurity, multimedia and fiber optic based solutions. Prior thereto, from 2014 to 2019, he served as General Manager of Greenland, an Israeli retail chain. Mr. Maman holds a BA degree in accounting from Haifa University and a M.B.A. degree in business administration from Tel-Aviv University.

Mr. Avi Magid has been serving as the Company’s CEO since July 17, 2022. For further information about Avi Magid, see the Form 6-K submitted by the Company on July 10, 2022. No additional compensation will be paid to Avi Magid for his services as director.

In connection with his appointment, the Company’s Compensation Committee and Board of Directors approved the award to Mr. Keinan Maman, under the Company’s 2010 Option Plan, of options to purchase up to 1,300,000 of the Company’s Ordinary Shares, at an exercise price of $0.07 per share, which options are scheduled to vest as follows: 25% of the option shares on the first anniversary of the appointment to the Board (i.e., 325,000 options shares) and the balance are to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option shares per three month period). This option award is subject to shareholder approval.

Neither Mr. Keinan Maman nor Mr. Avi Magid has any family relationship with any director or other executive officer, or person nominated or chosen by the Company to become a director or executive officer, and they have no direct or indirect material interest in any transactions of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2023	P.V NANO CELL LTD.

	By:	/s/ Dov Farkash
		Name:	Dov Farkash
		Title:	Chairman of the Board of Directors

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